AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements
(Unaudited)

For the three and nine months ended December 31, 2024 and 2023
(in Canadian Dollars)

Note 1	Nature of Operations	9	Note 11	Share-Based Compensation	20
Note 2	Material Accounting Policies and Judgments	9	Note 12	Income (Loss) Per Share	23
Note 3	Biological Assets	13	Note 13	Other Gains (Losses)	24
Note 4	Inventory	14	Note 14	Supplemental Cash Flow Information	25
Note 5	Property, Plant and Equipment	15	Note 15	Commitments and Contingencies	25
Note 6	Assets Held for Sale and Discontinued Operations	16	Note 16	Revenue	27
Note 7	Intangible Assets and Goodwill	17	Note 17	Segmented Information	28
Note 8	Loans and Borrowings	18	Note 18	Fair Value of Financial Instruments	30
Note 9	Lease Liabilities	19	Note 19	Financial Instruments Risk	30
Note 10	Share Capital	19	Note 20	Subsequent Events	32

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Financial Position
As at December 31, 2024 and March 31, 2024
(Amounts reflected in thousands of Canadian dollars)

	Note	December 31, 2024	March 31, 2024
		$	$
Assets
Current
Cash and cash equivalents		108,711	113,439
Restricted cash	14	71,467	65,782
Accounts receivable	19(a)	49,515	45,411
Marketable securities		—	4,036
Derivative asset		—	760
Biological assets	3	61,622	42,774
Inventory	4	192,385	143,602
Prepaids and other current assets		10,289	9,402
Assets held for sale	6(a)	222	1,399
		494,211	426,605

Property, plant and equipment	5	270,660	294,324
Deposits and other long-term assets		9,157	12,028
Lease receivable		5,582	6,343
Intangible assets	7	43,578	40,850
Goodwill	7	43,333	43,180
Deferred tax assets		—	15,343
Total assets		866,521	838,673

Liabilities
Current
Accounts payable and accrued liabilities	19(b)	69,957	58,563
Income taxes payable	19(b)	1,964	1,547
Deferred revenue		3,141	1,687
Loans and borrowings	8	53,133	52,361
Lease liabilities	9	6,172	4,856
Contingent consideration payable	13	9,758	—
Provisions		5,682	5,606
		149,807	124,620

Loans and borrowings	8	4,772	4,898
Lease liabilities	9	36,904	42,676
Derivative liabilities	10(c), 11(e), 18	4,394	2,309
Other long-term liability	18	57,306	46,110
Deferred tax liability		944	16,190
Total liabilities		254,127	236,803

Shareholders’ equity
Share capital	10	6,977,950	6,971,416
Reserves		162,580	162,351
Accumulated other comprehensive loss		(214,542)	(206,058)
Deficit		(6,353,069)	(6,367,936)
Total equity attributable to Aurora Cannabis Inc. shareholders		572,919	559,773
Non-controlling interests		39,475	42,097
Total equity		612,394	601,870
Total liabilities and equity		866,521	838,673
Nature of Operations (Note 1)
Commitments and Contingencies (Note 15)
Subsequent Events (Note 20)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

			Adjusted - 2(f)		Adjusted - 2(f)
		Three months ended December 31,		Nine months ended December 31,
	Note	2024	2023(1)	2024	2023(1)
		$	$	$	$
Revenue	16	95,978	72,563	276,948	223,944
Excise taxes	16	(7,780)	(8,188)	(24,193)	(21,718)
Net revenue		88,198	64,375	252,755	202,226

Cost of sales	4	40,818	43,792	136,057	148,460
Gross profit before fair value adjustments		47,380	20,583	116,698	53,766

Changes in fair value of inventory and biological assets sold	3, 4	38,029	22,874	107,104	58,962
Unrealized gain on changes in fair value of biological assets	3	(69,644)	(27,273)	(156,112)	(90,599)
Gross profit		78,995	24,982	165,706	85,403

Expense
General and administration		23,443	22,031	68,003	65,907
Sales and marketing		13,077	12,099	40,822	37,380
Acquisition costs		819	1,567	2,811	2,356
Research and development		929	782	2,891	2,829
Depreciation and amortization	5, 7	2,214	3,260	6,694	10,085
Share-based compensation	11	1,657	2,839	9,144	9,688
		42,139	42,578	130,365	128,245

Income (loss) from operations		36,856	(17,596)	35,341	(42,842)

Other income (expenses)
Interest and other income		2,601	3,328	8,915	9,929
Finance and other costs		(1,942)	(2,501)	(5,814)	(11,808)
Foreign exchange gain (loss)		3,111	(3,321)	7,070	(4,927)
Other gains (losses)	13	(7,990)	3,291	(4,443)	15,446
Restructuring charges		—	(326)	—	(1,227)
Impairment of property, plant and equipment	5, 6(a)	(567)	—	(696)	(1,230)
		(4,787)	471	5,032	6,183

Income (loss) before taxes		32,069	(17,125)	40,373	(36,659)

Income tax recovery (expense)
Current		(845)	16	(2,630)	(423)
Deferred, net		4	51	4	266
		(841)	67	(2,626)	(157)

Net income (loss) from continuing operations		31,228	(17,058)	37,747	(36,816)
Net income (loss) from discontinued operations, net of tax	6(b)	115	(1,042)	(14,221)	(11,742)

Net income (loss)		31,343	(18,100)	23,526	(48,558)
The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been adjusted due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)
(Continued)

			Adjusted - 2(f)		Adjusted - 2(f)
		Three months ended December 31,		Nine months ended December 31,
	Note	2024	2023(1)	2024	2023(1)
		$	$	$	$
Net income (loss) from continuing operations		31,228	(17,058)	37,747	(36,816)
Net income (loss) from discontinued operations, net of tax	6(b)	115	(1,042)	(14,221)	(11,742)
Net income (loss)		31,343	(18,100)	23,526	(48,558)
Other comprehensive income (loss) (“OCI”) that will not be reclassified to net income (loss)		—	—	—	—

Other comprehensive income (loss) that may be reclassified to net income (loss)
Foreign currency translation gain (loss)		(255)	(126)	(8,484)	810
Total other comprehensive income (loss)		(255)	(126)	(8,484)	810

Comprehensive income (loss) from continuing operations		30,973	(17,184)	29,263	(36,006)
Comprehensive income (loss) from discontinued operations		115	(1,042)	(14,221)	(11,742)
Comprehensive income (loss)		31,088	(18,226)	15,042	(47,748)

Net income (loss) from continuing operations attributable to:
Aurora Cannabis Inc.		31,554	(15,994)	40,369	(32,715)
Non-controlling interests		(326)	(1,064)	(2,622)	(4,101)

Net income (loss) from discontinued operations attributable to:
Aurora Cannabis Inc.	6(b)	115	(1,042)	(14,221)	(11,742)
Non-controlling interests		—	—	—	—

Comprehensive income (loss) attributable to:
Aurora Cannabis Inc.		31,414	(17,162)	17,664	(43,647)
Non-controlling interests		(326)	(1,064)	(2,622)	(4,101)

Income (loss) per share - basic
Continuing operations	12	$0.57	($0.34)	$0.74	($0.81)
Discontinued operations	12	$0.01	($0.02)	($0.26)	($0.29)
Total operations	12	$0.58	($0.36)	$0.48	($1.10)

Income (loss) per share - diluted
Continuing operations	12	$0.57	($0.34)	$0.73	($0.81)
Discontinued operations	12	$0.01	($0.02)	($0.26)	($0.29)
Total operations	12	$0.58	($0.36)	$0.47	($1.10)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
(1) Comparative information has been adjusted due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Nine months ended December 31, 2024
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						Accumulated Other Comprehensive Income (Loss)
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants/Shares Issued	Convertible Notes	Change in Ownership Interest	Obligation to Issue Shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2024		54,545,797	6,971,416	217,498	27,667	419	(86,800)	3,567	162,351	(209,866)	18,919	208	(15,319)	(206,058)	(6,367,936)	42,097	601,870
Shares issued for business combinations		—	(390)	—	—	—	—	—	—	—	—	—	—	—	—	—	(390)
Share issuance costs		—	(46)	—	—	—	—	—	—	—	—	—	—	—	—	—	(46)
Shares issued under share-based compensation plans	11	332,108	6,970	(6,788)	—	—	—	—	(6,788)	—	—	—	—	—	—	—	182
Share-based compensation	11	—	—	7,017	—	—	—	—	7,017	—	—	—	—	—	—	—	7,017
Put option liability		—	—	—	—	—	—	—	—	—	—	—	—	—	(11,281)	—	(11,281)
Comprehensive income (loss)		—	—	—	—	—	—	—	—	—	—	—	(8,484)	(8,484)	26,148	(2,622)	15,042
Balance, December 31, 2024		54,877,905	6,977,950	217,727	27,667	419	(86,800)	3,567	162,580	(209,866)	18,919	208	(23,803)	(214,542)	(6,353,069)	39,475	612,394

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Nine months ended December 31, 2023
(Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital		Reserves						Accumulated Other Comprehensive Income
	Note	Common Shares(1)	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Obligation to issue shares	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Deficit(2)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, March 31, 2023		34,526,931	6,841,234	212,340	27,667	419	(86,800)	414	154,040	(214,599)	18,919	208	(16,893)	(212,365)	(6,292,265)	31,061	521,705
Shares released for earn out payments	10(b)	57,008	353	—	—	—	—		—	—	—	—	—	—	—	—	353
Shares issued for convertible debenture repurchases		7,259,329	54,680	—	—	—	—	—	—	—	—	—	—	—	—	—	54,680
Shares issued under equity financing		5,576,785	41,098	—	—	—	—	(414)	(414)	—	—	—	—	—	—	—	40,684
Share issuance costs		—	(3,249)	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,249)
Deferred tax on share issuance costs		—	(265)	—	—	—	—	—	—	—	—	—	—	—	—	—	(265)
Shares issued under share-based compensation plans	11	170,329	4,912	(4,912)	—	—	—	—	(4,912)	—	—	—	—	—	—	—	—
Share-based compensation	11	—	—	8,334	—	—	—	—	8,334	—	—	—	—	—	—	—	8,334
Put option liability		—	—	—	—	—	—	—	—	—	—	—	—	—	(6,845)	—	(6,845)
Change in ownership interests in subsidiaries		—	—	—	—	—	—	—	—	—	—	—	—	—	(12,208)	14,780	2,572
Comprehensive (income) loss		—	—	—	—	—	—	—	—	—	—	—	810	810	(44,457)	(4,101)	(47,748)
Balance, December 31, 2023		47,590,382	6,938,763	215,762	27,667	419	(86,800)	—	157,048	(214,599)	18,919	208	(16,083)	(211,555)	(6,355,775)	41,740	570,221
(1) Comparative information has been adjusted due to 1:10 reverse stock split.
(2) As described under Note 2(f), certain prior period amounts have been adjusted.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.
Condensed Consolidated Interim Statements of Cash Flows
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars)

		Three months ended December 31,		Nine months ended December 31,
	Note	2024	2023(1)	2024	2023(1)
		$	$	$	$
Operating activities
Net income (loss) from continuing operations		31,228	(17,058)	37,747	(36,816)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets		(69,644)	(27,273)	(156,112)	(90,599)
Changes in fair value of inventory and biological assets sold		38,029	22,874	107,104	58,962
Depreciation of property, plant and equipment		5,307	7,463	16,110	24,313
Amortization of intangible assets	7	123	264	484	783
Share-based compensation	11	1,657	2,839	9,144	9,688
Impairment of property, plant and equipment	5	567	—	696	1,230
Net interest accrual and accretion		527	2,049	1,823	7,075
Interest and other income		—	(280)	—	(280)
Deferred tax recovery		51	(44)	49	(118)
Other losses (gains)	13	7,990	(4,327)	4,442	(17,004)
Foreign exchange loss (gain)		(3,111)	1,151	(7,070)	2,459
Deferred compensation amortization		1,091	952	2,871	2,856
Cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital		13,815	(11,390)	17,288	(37,451)
Changes in non-cash working capital	14	15,805	7,566	(3,101)	(5,206)
Net cash provided by (used in) operating activities from continuing operations		29,620	(3,824)	14,187	(42,657)
Net cash used in operating activities from discontinued operations		(781)	(1,440)	(1,864)	(4,726)
Net cash provided by (used in) operating activities		28,839	(5,264)	12,323	(47,383)

Investing activities
Proceeds from derivative asset and marketable securities		—	3,821	5,488	3,821
Purchase of property, plant and equipment and intangible assets		(4,858)	(2,776)	(14,554)	(11,263)
Proceeds from disposal of property, plant and equipment and assets held for sale	6(a)	354	8,859	1,738	11,460
Payment of contingent consideration		—	(3,006)	—	(3,006)
Cash provided by (used in) investing activities from continuing operations before changes in non-cash working capital		(4,504)	6,898	(7,328)	1,012
Net cash provided by (used in) investing activities from discontinued operations		1,292	(11)	1,292	(262)
Net cash provided by (used in) investing activities		(3,212)	6,887	(6,036)	750

Financing activities
Proceeds from loans and borrowings	8	1,007	599	7,353	4,581
Repayment of loans and borrowings	8	(582)	(1,418)	(6,690)	(2,450)
Repayment of convertible debenture		—	(22,540)	—	(84,407)
Net principal payments of lease liabilities		(1,266)	(1,498)	(3,843)	(4,139)
Restricted cash	14	(4,789)	3,267	(5,687)	5,271
Shares issued for cash, net of issuance costs		—	36,844	126	38,390
Proceeds from stock option exercise		55	—	55	—
Cash provided by (used in) financing activities from continuing operations before changes in non-cash working capital		(5,575)	15,254	(8,686)	(42,754)
Net cash used in financing activities from discontinued operations		—	(97)	(131)	(297)
Net cash provided by (used in) financing activities		(5,575)	15,157	(8,817)	(43,051)
Effect of foreign exchange on cash and cash equivalents		3,738	(1,329)	(2,198)	(890)
Increase (decrease) in cash and cash equivalents		23,790	15,451	(4,728)	(90,574)
Cash and cash equivalents, beginning of period		84,921	128,917	113,439	234,942
Cash and cash equivalents, end of period		108,711	144,368	108,711	144,368
Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

(1) Comparative information has been adjusted due to discontinued operations see Note 6(b).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1    Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P1”.

The Company’s head office and principal address is 2207 90B St. SW Edmonton, Alberta T6X 1V8. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis related products in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia, New Zealand, the Caribbean, South America and Israel.

The Company has a 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., a key supplier of propagated vegetables and ornamental plants in North America.

These condensed consolidated interim financial statements were approved and authorized for issue by the Audit Committee of the Company on February 4, 2025.

Note 2    Material Accounting Policies and Judgments

(a)    Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), and International Accounting Standards (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting policies (Note 2(d)). Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these condensed consolidated interim financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended March 31, 2024, including the accompanying notes thereto.

(b)    Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert control over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The condensed consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

The Company’s principal subsidiaries during the three and nine months ended December 31, 2024 are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
TerraFarma Inc.	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar
Bevo Agtech Inc. (“Bevo”)	50.1%	Canadian Dollar
CannaHealth Therapeutics Inc.	100%	Canadian Dollar
ACB Captive Insurance Company Inc.	100%	Canadian Dollar
Indica Industries Pty Ltd. (“MedReleaf Australia”)	100%	Australian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the condensed consolidated interim financial statements, are not material and have not been reflected in the table above.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c) Discontinued Operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have an impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the condensed consolidated interim financial statements and the notes to the condensed consolidated interim financial statements, unless otherwise noted, and are presented net of tax in the condensed consolidated interim statements of income (loss) and comprehensive income (loss) for the current and comparative periods. Refer to Note 6(b) Discontinued Operations.

(d)    Adoption of New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company has applied the amendments effective April 1, 2024, retrospectively and it did not impact the classification of current or non-current liabilities.

(e) New Accounting Pronouncements Not Yet Adopted

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18, Presentation and Disclosures in Financial Statements, replaces IAS 1, Presentation of Financial Statements for reporting periods beginning on or after January 1, 2027, including for interim financial statements with retrospective application. IFRS 18, introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals.

Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The Company is currently assessing the effect of this new standard on its financial statements.

(f) Revisions to Previously Issued Financial Statements

During the three months ended March 31, 2024, and subsequent to the filing of the Company’s Q3 2024 condensed consolidated interim financial statements, the Company noted that inventory and property, plant and equipment were understated and accounts payable and accrued liabilities was overstated as at December 31, 2023. As a result, certain balances in the condensed consolidated interim financial statement of financial position as at December 31, 2023 and in the condensed consolidated interim statements of loss and comprehensive loss for the three and nine months ended December 31, 2023 were adjusted as follows:

($ thousands)	Previously reported	Adjustments	Adjusted
Condensed Consolidated Interim Statement of Financial Position	$	$	$
December 31, 2023
Assets
Inventory	112,524	4,664	117,188
Total current assets	406,530	4,664	411,194
Property, plant and equipment	295,641	2,441	298,082
Total assets	817,167	7,105	824,272
Liabilities
Accounts payable and accrued liabilities	62,324	(4,925)	57,399
Total liabilities and equity	817,167	4,567	821,734

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

($ thousands)	Previously reported(1)	Adjustments	Adjusted
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss	$	$	$
Three months ended
December 31, 2023

Cost of sales	44,525	(544)	43,981
Gross profit before fair value adjustments	19,894	544	20,438
Changes in fair value of inventory sold	22,833	53	22,886
Unrealized gain on changes in fair value of biological assets	(22,742)	(4,531)	(27,273)

Gross profit	19,803	5,022	24,825
Expense
Depreciation and amortization	4,140	(847)	3,293

Loss from operations	(23,890)	5,869	(18,021)
Other income (expense)
Other gains	2,728	1,594	4,322

Loss before income taxes and discontinued operations	(25,285)	7,463	(17,822)
Net loss from continuing operations	(25,218)	7,463	(17,755)
Net loss from continuing operations attributable to Aurora shareholders	(24,154)	7,463	(16,691)
Comprehensive loss	(25,689)	7,463	(18,226)
Loss per share - basic and diluted	(0.52)	0.16	(0.36)
Continuing operations	(0.51)	0.16	(0.35)
Discontinued operations	(0.01)	—	(0.01)
(1)Previously reported exclude impact of discontinued operations Note 6(b).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

($ thousands)	Previously reported(1)	Adjustments	Adjusted
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss	$	$	$
Nine months ended
December 31, 2023

Cost of sales	149,541	(544)	148,997
Gross profit before fair value adjustments	53,329	544	53,873
Changes in fair value of inventory sold	59,104	53	59,157
Unrealized gain on changes in fair value of biological assets	(86,068)	(4,531)	(90,599)

Gross profit	80,293	5,022	85,315
Expense
Depreciation and amortization	11,059	(847)	10,212

Loss from operations	(49,603)	5,869	(43,734)
Other income (expense)
Other gains	15,405	1,594	16,999

Loss before income taxes and discontinued operations	(45,558)	7,463	(38,095)
Net loss from continuing operations	(45,715)	7,463	(38,252)
Net loss from continuing operations attributable to Aurora shareholders	(41,614)	7,463	(34,151)
Comprehensive loss	(55,211)	7,463	(47,748)
Loss per share - basic and diluted
Continuing operations	(1.37)	0.18	(1.19)
Discontinued operations	(1.11)	0.18	(0.93)
Total operations	(0.26)	—	(0.26)
(1)Previously reported exclude impact of discontinued operations Note 6(b).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 3    Biological Assets

The following is a breakdown of biological assets:

	December 31, 2024	March 31, 2024
	$	$
Indoor cannabis production facilities	33,916	21,522
Plant propagation production facilities	27,706	21,252
	61,622	42,774

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, March 31, 2024	42,774
Production costs capitalized	82,452
Sale of biological assets	(40,736)
Foreign currency translation	11
Changes in fair value less cost to sell due to biological transformation	156,112
Transferred to inventory upon harvest	(178,991)
Balance, December 31, 2024	61,622

During the three and nine months ended December 31, 2024, biological assets expensed to cost of sales of $10.1 million and $40.7 million, respectively, (three and nine months ended December 31, 2023 – $7.2 million and $27.7 million, respectively) including $1.2 million and $6.1 million, respectively (three and nine months ended December 31, 2023 – $1.4 million and $5.7 million, respectively) related to the changes in fair value of biological assets sold.

a) Indoor cannabis production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at indoor cannabis production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	December 31, 2024	March 31, 2024		December 31, 2024	March 31, 2024
Average selling price per gram	$6.73	$4.88	Increase or decrease of $1.00 per gram	$5,863	$5,490
Weighted average yield (grams per plant)	75.65	68.61	Increase or decrease by 5 grams per plant	$2,245	$1,538
Weighted average effective yield	99%	100%	Increase or decrease by 5%	$1,697	$1,057
Cost per gram to complete production	$1.01	$0.99	Increase or decrease of $1.00 per gram	$6,001	$5,619
(1)Significant inputs and assumptions are in whole numbers as indicated.

As of December 31, 2024, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s indoor cannabis cultivation facilities was $5.50 per gram (March 31, 2024 – $3.76 per gram).

During the three and nine months ended December 31, 2024, the Company’s indoor cannabis biological assets produced 11,550,948 and 34,659,333 kilograms, respectively, of dried cannabis (December 31, 2023 – 10,579,076 and 32,855,800 kilograms, respectively).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

b) Plant propagation production facilities

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets grown at plant propagation production facilities:

Significant inputs & assumptions(1)	Range of inputs		Sensitivity	Impact on fair value
	December 31, 2024	March 31, 2024		December 31, 2024	March 31, 2024
Average selling price per floral/bedding plant	$6.59	$7.77	Increase or decrease by 10%	$2,181	$2,360
Average stage of completion in the production process	57%	59%	Increase or decrease by 10%	$1,707	$3,464
(1)Significant inputs and assumptions are in whole numbers as indicated.

As of December 31, 2024, the weighted average fair value less cost to complete and cost to sell per propagation plant was $3.03 per plant (March 31, 2024 – $2.87).

Note 4    Inventory

The following is a breakdown of inventory:

	December 31, 2024			March 31, 2024
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	39,638	64,146	103,784	25,977	32,519	58,496
Finished goods	28,446	22,499	50,945	34,871	10,782	45,653
	68,084	86,645	154,729	60,848	43,301	104,149
Extracted cannabis
Work-in-process	12,019	4,403	16,422	8,674	4,428	13,102
Finished goods	6,449	559	7,008	8,749	590	9,339
	18,468	4,962	23,430	17,423	5,018	22,441

Supplies and consumables	12,422	—	12,422	14,987	—	14,987

Merchandise and accessories	1,804	—	1,804	2,025	—	2,025

Ending balance	100,778	91,607	192,385	95,283	48,319	143,602

During the three and nine months ended December 31, 2024, inventory expensed to cost of sales was $68.7 million and $202.4 million, respectively, (three and nine months ended December 31, 2023 – $59.9 million and $180.2 million, respectively), which included $36.9 million and $101.0 million, respectively (three and nine months ended December 31, 2023 – $21.4 million and $53.2 million, respectively) related to the changes in fair value of inventory sold.
During the three and nine months ended December 31, 2024, the Company recognized $14.8 million and $45.6 million, respectively, in inventory provisions (three and nine months ended December 31, 2023 – $17.3 million and $56.8 million, respectively) consisting of cost of sales of $3.3 million and $8.9 million, respectively (three and nine months ended December 31, 2023 – $3.9 million and $23.0 million, respectively) and changes in fair value of inventory sold of $11.5 million and $36.7 million, respectively (three and nine months ended December 31, 2023 – $13.4 million and $33.8 million, respectively).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

5Note 5    Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	December 31, 2024				March 31, 2024
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Impairment	Net book value
Owned assets
Land	43,932	—	—	43,932	43,914	—	—	43,914
Buildings	240,235	(107,537)	—	132,698	242,052	(97,885)	(300)	143,867
Construction in progress	30,713	—	—	30,713	26,330	—	(645)	25,685
Computer software & equipment	31,764	(30,603)	—	1,161	31,333	(30,135)	—	1,198
Furniture & fixtures	7,594	(6,513)	—	1,081	7,900	(6,444)	—	1,456
Production & other equipment	148,204	(113,802)	(129)	34,273	154,042	(106,370)	(202)	47,470
Total owned assets	502,442	(258,455)	(129)	243,858	505,571	(240,834)	(1,147)	263,590

Right-of-use leased assets
Land	13,890	(1,793)	—	12,097	13,890	(1,601)	—	12,289
Buildings	33,812	(18,781)	(567)	14,464	37,252	(16,640)	(2,512)	18,100
Production & other equipment	5,369	(5,128)	—	241	5,290	(4,945)	—	345
Total right-of-use lease assets	53,071	(25,702)	(567)	26,802	56,432	(23,186)	(2,512)	30,734
Total property, plant and equipment	555,513	(284,157)	(696)	270,660	562,003	(264,020)	(3,659)	294,324

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, March 31, 2024	Additions	Disposals	Other (1)	Depreciation	Impairment	Foreign currency translation	Balance, December 31, 2024
Owned assets
Land	43,914	—	—	—	—	—	18	43,932
Buildings	143,867	566	—	(2,285)	(9,244)	—	(206)	132,698
Construction in progress	25,685	9,960	—	(4,940)	—	—	8	30,713
Computer software & equipment	1,198	436	—	(8)	(474)	—	9	1,161
Furniture & fixtures	1,456	66	(13)	(102)	(348)	—	22	1,081
Production & other equipment	47,470	799	(55)	(5,908)	(7,984)	(129)	80	34,273
Total owned assets	263,590	11,827	(68)	(13,243)	(18,050)	(129)	(69)	243,858

Right-of-use leased assets
Land	12,289	—	—	—	(192)	—	—	12,097
Buildings	18,100	5,991	(562)	(6,475)	(2,142)	(567)	119	14,464
Production & other equipment	345	115	—	(25)	(197)	—	3	241
Total right-of-use lease assets	30,734	6,106	(562)	(6,500)	(2,531)	(567)	122	26,802
Total property, plant and equipment	294,324	17,933	(630)	(19,743)	(20,581)	(696)	53	270,660
(1)Includes reclassification of construction in progress cost when associated projects are complete, transfers to assets held for sale, and remeasurement of right-of-use assets. (Note 6).

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized to inventory and is expensed to cost of sales upon the sale of goods. During the three and nine months ended December 31, 2024, the Company recognized $6.5 million and $20.6 million, respectively (three and nine months ended December 31, 2023 – $8.7 million and $27.3 million, respectively) of depreciation expense of which $3.5 million and $11.9 million, respectively, (three and nine months ended December 31, 2023 – $5.1 million and $15.7 million, respectively) was reflected in cost of sales.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 6    Assets Held for Sale and Discontinued Operations

(a)    Assets Held for Sale

Assets held for sale are comprised of the following:

Total
Balance, March 31, 2024	1,399
Additions	14,089
Impairment	(11,643)
Foreign exchange	57
Proceeds from disposal	(2,399)
Assignment of liabilities held for sale	(1,281)
Balance, December 31, 2024	222

In June 2024, the Company made a formal decision to exit from its operations in Uruguay that are operated through its wholly-owned subsidiary ICC Labs Inc. (“ICC”). During the nine months ended December 31, 2024, the Company recognized an impairment loss of $11.6 million to record the assets held for sale at their fair value less costs to sell. ICC was previously included in the Cannabis operating segment. The impairment was recorded to net loss from discontinued operations on the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

During the three months ended December 31, 2024, the Company closed an asset sale agreement for the sale of the majority of ICC’s property, plant and equipment in Uruguay in consideration of cash proceeds of $1.3 million (U.S.$0.9 million) and assignment of the lease liability of $1.3 million. On November 29, 2024, the Company signed an agreement to sell the remaining assets and liabilities held for sale by way of a share sale of ICC’s wholly owned operating subsidiary. The sale is subject to regulatory approval.

(b)    Discontinued Operations

In connection with the closures of the Aurora Nordic facility, Reliva, the dissolution of its partnership in Growery B.V., and the decision to exit its ICC operations in Uruguay, the Company has reported these previously designated cash generating units as discontinued operations.

The following table summarizes the Company's condensed consolidated interim discontinued operations for the respective periods:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Revenue	23	198	351	1,073

Cost of sales	32	834	1,746	6,706

Changes in fair value of inventory and biological assets sold	—	12	—	5,644
Unrealized loss (gain) on changes in fair value of biological assets	—	—	—	(4,411)
Gross profit (loss)	(9)	(648)	(1,395)	(6,866)

Operating expenses	544	767	1,733	3,026
Other expenses (income)	(766)	(419)	(673)	(697)
Impairment of property, plant, and equipment	98	—	11,741	85
Loss on disposal of discontinued operations	—	—	—	2,411
Income taxes	—	46	25	51
	(124)	394	12,826	4,876
Net income (loss) from discontinued operations	115	(1,042)	(14,221)	(11,742)

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 7    Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	December 31, 2024			March 31, 2024
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Impairment	Net book value
Definite life intangible assets:
Customer relationships	42,528	(37,560)	4,968	42,439	(37,349)	—	5,090
Permits and licenses	54,006	(53,996)	10	54,002	(43,305)	(10,652)	45
Patents	751	(751)	—	982	(793)	—	189
Intellectual property and know-how	52,590	(52,590)	—	52,590	(52,590)	—	—
Software	21,305	(18,154)	3,151	18,661	(16,408)	(1,504)	749
Indefinite life intangible assets:
Brand	7,611	—	7,611	28,200	—	(20,700)	7,500
Permits and licenses	27,838	—	27,838	27,277	—	—	27,277
Total intangible assets	206,629	(163,051)	43,578	224,151	(150,445)	(32,856)	40,850
Goodwill	43,333	—	43,333	43,180	—	—	43,180
Total	249,962	(163,051)	86,911	267,331	(150,445)	(32,856)	84,030

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, March 31, 2024	Additions	Other	Amortization	Foreign currency translation	Balance, December 31, 2024
Definite life intangible assets:
Customer relationships	5,090	—	90	(212)	—	4,968
Permits and licenses	45	—	8	(43)	—	10
Patents	189	6	(197)	—	2	—
Software	749	2,721	(90)	(229)	—	3,151
Indefinite life intangible assets:
Brand	7,500	—	—	—	111	7,611
Permits and licenses	27,277	—	59	—	502	27,838
Total intangible assets	40,850	2,727	(130)	(484)	615	43,578
Goodwill	43,180	—	(390)	—	543	43,333
Total	84,030	2,727	(520)	(484)	1,158	86,911
Goodwill arising from business combinations were allocated to the Cannabis segment and Plant Propagation segment for $24.6 million and $18.7 million, respectively (March 31, 2024 – $24.5 million and $18.7 million, respectively).

On February 7, 2024, a wholly owned subsidiary of the Company acquired the remaining 90.43% interest in Indica Industries Pty Ltd (“MedReleaf Australia” or “MRA”) an Australian domiciled company, for total purchase price consideration of approximately $44.7 million (AUS$51.0 million), comprised of cash consideration of approximately $8.2 million (AUS$9.5 million) and issuance of 6,948,994 Common Shares, with a fair value of $36.5 million (AUS$41.6 million). As at March 31, 2024, the initial purchase price was provisionally allocated based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. As at September 30, 2024, the purchase price allocation has been finalized with no material adjustments.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 8    Loans and Borrowings
On August 25, 2022, through the acquisition of a controlling interest of 50.1% in Bevo, the Company acquired the loans under Bevo’s credit facility (the “Credit Agreement”). The Credit Agreement includes two term loans (“Term Facility 1” and “Term Facility 2”).

The changes in the carrying value of current and non-current credit facilities are as follows:

Credit facilities
$
Balance, March 31, 2024	57,259
Drawings	7,353
Interest accretion	(17)
Principal repayments	(6,690)
Balance, December 31, 2024	57,905
Current portion	(53,133)
Long-term portion	4,772
Term Facility 1

Term Facility 1 represents the three tranches of advances which are now consolidated and have been fully drawn upon. The Company makes quarterly principal payments of $0.5 million. Any remaining principal balance will be due at maturity on January 21, 2025. As at December 31, 2024, the total amount drawn from Term Facility 1 was $33.9 million (March 31, 2024 – $35.5 million) with a borrowing rate of 7.0%.
Term Facility 2
On October 20, 2023, the Company entered into an amendment to the Credit Agreement to include an additional term loan (“Term Facility 2”) with multiple advances for up to $16.0 million and a maturity date of October 20, 2026, specifically to fund capital expansion. The Company makes quarterly principal payments based on the amount withdrawn. As at December 31, 2024, the total amount drawn from Term Facility 2 was $5.0 million (March 31, 2024 – $2.8 million) with a borrowing rate of 7.0%.
Revolver

The revolver provides available aggregate borrowings of up to $18.0 million. Interest payments are based on prime plus a margin that ranges between 0.25% and 1.75%. As at December 31, 2024, the total amount drawn from the revolver was $16.4 million (March 31, 2024 – $16.8 million), with a borrowing rate of 7.0%.

Subsequent to December 31, 2024, the Company amended its term loans and revolver to extend the maturity date to October 20, 2028. The total amount drawn under the Term Facility 1 and Term Facility 2 facilities at the time of amendment of $43.5 million was combined to form the new Term Facility 1 and $6.0 million is available to be drawn under the new Term Facility 2. The total borrowings available under the revolver is $18.0 million (Note 20).
Creditor Agreement

On March 18, 2024, the Company entered into an unsecured Pari Passu Creditor Agreement (“Creditor Agreement”) with Bevo, in which participating shareholders of Bevo provided funds pursuant to the Creditor Agreement. The Creditor Agreement was for a total loan of $5.0 million and bears interest at a rate of 14.0% per annum. The principal and accrued interest are due on May 31, 2025. The Company advanced funds of $2.5 million, which are eliminated upon consolidation.

During the three and nine months ended December 31, 2024, total interest expense for loans and borrowings of $1.3 million and $3.9 million, respectively (three and nine months ended December 31, 2023 – $0.8 million and $2.4 million, respectively) was recognized as finance and other costs in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). Accrued interest of $0.3 million (March 31, 2024 - nil) is recorded in accounts payable and accrued liabilities on the condensed consolidated interim statements of financial position.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9    Lease Liabilities

The changes in the carrying value of current and non-current lease liabilities are as follows:

Balance, March 31, 2024	47,532
Lease additions	6,106
Lease payments	(6,108)
Transfer to liabilities held for sale (Note 6(a))	(1,281)
Lease modifications	(5,517)
Foreign exchange	96
Interest accretion	2,248
Balance, December 31, 2024	43,076
Current portion	(6,172)
Long-term portion	36,904

Note 10    Share Capital

(a)    Authorized

The authorized share capital of the Company is comprised of the following:

i.Unlimited number of common voting shares without par value.
ii.Unlimited number of Class “A” Shares each with a par value of $1.00.
iii.Unlimited number of Class “B” Shares each with a par value of $5.00.

(b)     Shares Issued and Outstanding

At December 31, 2024, 54,877,905 Common Shares (March 31, 2024 – 54,545,797) were issued and outstanding. As at December 31, 2024, no Class “A” Shares and no Class “B” Shares were issued and outstanding.

(c)     Share Purchase Warrants

A summary of warrants outstanding is as follows:

	Warrants	Weighted Average Exercise Price
	#	$
Balance, March 31, 2024	7,074,348	44.34
Expired	(9,367)	460.10
Balance, December 31, 2024	7,064,981	46.36

The following summarizes the warrant derivative liabilities:

		U.S.$ equivalent
	June 2022 Offering	June 2022 Offering
	$	$
Balance, March 31, 2024	476	353
Unrealized gain on derivative liability	28	—
Balance, December 31, 2024	504	353

The following table summarizes the warrants that remain outstanding as at December 31, 2024:

Exercise Price ($)	Expiry Date	Warrants (#)
$43.25	June 1, 2025	7,040,875
$111.06 - $418.80	March 31, 2025 - November 30, 2025	24,106
		7,064,981

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 11    Share-Based Compensation

At the Company’s Annual General and Special Meeting held on November 13, 2017 (“2017 AGM”), shareholders approved the adoption of the Option Plan, the Restricted Share Unit Plan (the “RSU Plan”), the Deferred Share Unit Plan (the “DSU Plan”) and the Performance Share Unit Plan (the “PSU Plan”), together the “Share-based Compensation Plans”, which were subsequently amended and approved by shareholders at the Company’s Annual General and Special Meeting held on August 9, 2024 (“2024 AGM”). The amendments include reducing the Share-based Compensation Plans from 10.0% “rolling” plan to 9.5% “rolling” plan, and therefore, the number of Common Shares issuable under all Share based Compensation Plans cannot exceed 9.5% of the total number of issued and outstanding Common Shares and a rolling limit for all full value award plans of the Company of 5.0%, which includes RSU, PSU and DSU plans.

(a)     Stock Options

The Option Plan amendments provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The stock options have a service requirement of three years and are amortized on an accelerated basis over that period and expire after five years.

A summary of stock options outstanding is as follows:

	Stock options (#)	Weighted average exercise price ($)
Balance, March 31, 2024	1,186,824	104.90
Granted	749,161	7.60
Exercised	(27,465)	7.60
Forfeited	(20,284)	13.12
Expired	(35,297)	517.68
Balance, December 31, 2024	1,852,939	60.14

The following table summarizes the stock options that are outstanding as at December 31, 2024:

Exercise Price ($)	Expiry Date	Weighted average remaining life	Options outstanding (#)	Options exercisable (#)
7.59 - 23.80	May 31, 2027 - September 19, 2029	3.8	1,642,836	395,838
48.60 - 272.40	January 10, 2025 - February 28, 2027	1.3	147,723	147,723
1,240.80	March 16, 2026	1.2	62,380	62,380
			1,852,939	605,941

During the three and nine months ended December 31, 2024, stock option expense of $0.7 million and $2.3 million, respectively (three and nine months ended December 31, 2023 – $0.7 million and $2.2 million, respectively) was recognized in share-based compensation on the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

Stock options granted during the respective periods presented below were fair valued based on the following weighted average assumptions:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Risk-free annual interest rate (1)	n/a	n/a	3.70%	4.34%
Expected annual dividend yield	n/a	n/a	—%	—%
Expected stock price volatility (2)	n/a	n/a	81.19%	85.06%
Expected life of options (years) (3)	n/a	n/a	2.97	2.67
Forfeiture rate	n/a	n/a	11.20%	19.63%
Weighted average value	n/a	n/a	$4.12	$4.10
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the average historical volatilities of the Company and certain companies in the same industry.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)     Restricted Share Units (“RSU”)

The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire RSUs of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders. Under the terms of the RSU Plan, officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The RSUs have a service requirement of three years and are amortized on an accelerated basis over that period and expire after three years.

A summary of the RSUs outstanding are as follows:

RSUs
#
Balance, March 31, 2024	797,689
Granted	378,369
Vested	(311,740)
Forfeited	(34,700)
Balance, December 31, 2024	829,618

During the three and nine months ended December 31, 2024, RSU expense of $0.9 million and $3.6 million, respectively (three and nine months ended December 31, 2023 – $1.2 million and $4.6 million, respectively) was recognized in share-based compensation on the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

(c)     Deferred Share Units (“DSU”)

Under the terms of the Company’s 2024 DSU Plan, non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for period of 90 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash; (ii) Common Shares issued from treasury; (iii) Common Shares purchased in the open market; or (iv) any combination of the foregoing. DSUs vest immediately upon grant and have no expiry date.

DSUs
#
Balance, March 31, 2024	277,206
Issued	124,730
Balance, December 31, 2024	401,936

During the three and nine months ended December 31, 2024, the Company recognized a total DSU recovery of $0.3 million and expense of $0.8 million, respectively (three and nine months ended December 31, 2023 – nil expense and expense of $0.7 million, respectively) in share-based compensation on the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

(d)     Performance Share Units (“PSUs”)

Under the terms of the Company’s 2024 PSU Plan, officers, employees and consultants of the Company may be granted PSUs that are released as Common Shares or are paid in cash to the participant equal to the market price of Common Shares on the entitlement date multiplied by the number of performance share units being settled. In each case upon the 3-year cliff vesting date the performance shares units are subject to performance conditions multiplied by the achieved performance ratio. If the performance criteria are not met at the time of vesting the PSU will be deemed as expired. The PSUs have a three year cliff vesting structure and are amortized on a straight line basis over the three year period and expire after three years.

A summary of the PSUs outstanding is as follows:

PSUs
#
Balance, March 31, 2024	700,880
Granted(1)	606,115
Cancelled	(32,036)
Expired	(27,767)
Balance, December 31, 2024	1,247,192
(1)Includes PSUs issued under cash settlement plan Note 11(e).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the three and nine months ended December 31, 2024, the Company recognized a total PSU expense of $0.4 million and $2.5 million, respectively (three and nine months ended December 31, 2023 – $0.7 million and $1.9 million, respectively) in share-based compensation on the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

PSUs granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Risk-free annual interest rate (1)	n/a	n/a	2.87%	4.76%
Dividend yield	n/a	n/a	—%	—%
Expected stock price volatility (2)	n/a	n/a	88.37%	90.65%
Expected stock price volatility of peer group (2)	n/a	n/a	82.94%	91.51%
Expected life of options (years) (3)	n/a	n/a	3	3
Forfeiture rate	n/a	n/a	16.85%	12.45%
Equity correlation against peer group (4)	n/a	n/a	45.73%	39.14%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the 20-day VWAP historical volatility of the Company and the peer group of companies.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

The weighted average fair value of PSUs granted during the three and nine months ended December 31, 2024 was nil and $8.82 per unit, respectively (three and nine months ended December 31, 2023 – nil per unit and $9.53 per unit).

(e) Cash Settled DSUs and PSUs

During the three and nine months ended December 31, 2024, the Company issued DSU’s and PSU’s which will be settled in cash, pursuant to the Performance Share Unit and Restricted Share Unit Long-Term Cash Settled Plan and Non-Employee Directors Deferred Share Unit Cash Plan, respectively. The DSUs and PSUs issued under these plans are included in the continuities above.

The DSUs subject to cash settlement are classified as a derivative liability in the condensed consolidated interim statements of financial position and are initially measured at fair value. DSUs are issued in recognition of past service for Directors and are expensed immediately at fair value to share-based compensation expense in the condensed consolidated interim statements of income (loss) and comprehensive income (loss). The DSUs are remeasured each reporting period with the difference recorded to share-based compensation expense. Upon settlement, the DSU’s are remeasured and the derivative liability is extinguished at the remeasured amount. As at December 31, 2024, the related derivative liability was $2.0 million (March 31, 2024 - $1.2 million).

The PSUs subject to cash settlement are classified as a derivative liability in the condensed consolidated interim statements of financial position. They are initially measured at fair value using a Monte Carlo simulation model. The PSUs have a service requirement of three years and are amortized ratably over that period. The PSUs are remeasured at fair value each reporting period with the change in value reflected in share-based compensation expense. As at December 31, 2024, the related derivative liability was $1.9 million (March 31, 2024 - $0.6 million).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 12 Income (Loss) Per Share

The following is a reconciliation of basic income (loss) per share:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
Net income (loss) from continuing operations attributable to Aurora shareholders	$31,554	($15,994)	$40,369	($32,715)
Net income (loss) from discontinued operations attributable to Aurora shareholders	$115	($1,042)	($14,221)	($11,742)
Net income (loss) attributable to Aurora shareholders	$31,669	($17,036)	$26,148	($44,457)

Weighted average number of Common Shares outstanding	54,877,295	47,422,594	54,704,625	40,391,841

Basic income (loss) per share, continuing operations	$0.57	($0.34)	$0.74	($0.81)
Basic income (loss) per share, discontinued operations	$0.01	($0.02)	($0.26)	($0.29)
Basic income (loss) per share	$0.58	($0.36)	$0.48	($1.10)

The following is a reconciliation of diluted income (loss) per share:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023(1)
Net income (loss) from continuing operations attributable to Aurora shareholders	$31,554	($15,994)	$40,369	$(32,715)
Net income (loss) from discontinued operations attributable to Aurora shareholders	$115	($1,042)	($14,221)	($11,742)
Net income (loss) attributable to Aurora shareholders	$31,669	($17,036)	$26,148	($44,457)

Weighted average number of Common Shares outstanding	54,877,295	47,422,594	54,704,625	40,391,841

Dilutive shares outstanding
RSUs	428,306	—	362,429	—
PSUs	375,978	—	335,591	—
DSUs	71,398	—	71,398	—
	875,682	—	769,418	—

Weighted average dilutive Common Shares	55,752,977	47,422,594	55,474,043	40,391,841

Diluted income (loss) per share, continuing operations	$0.57	($0.34)	$0.73	($0.81)
Diluted income (loss) per share, discontinued operations	$0.01	($0.02)	($0.26)	($0.29)
Diluted income (loss) per share	$0.58	($0.36)	$0.47	($1.10)
(1)Diluted earnings per share is not applicable when the impact will decrease loss per share or increase earnings per share.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13    Other Gains (Losses)

		Three months ended December 31,		Nine months ended December 31,
	Note	2024	2023	2024	2023
		$	$	$	$
Unrealized gain on derivative asset		—	885	108	1,761
Unrealized gain on derivative liabilities	11(e)	—	2,407	1	9,050
Realized gain on marketable securities		—	—	679	—
Insurance premium refund		—	—	2,467	—
Gain on disposal of assets held for sale and property, plant and equipment	5, 6(a)	353	240	470	1,666
Fair value adjustment on contingent consideration(1)		(9,750)	(373)	(9,750)	(1,543)
Government grant income		—	—	—	12,547
Provisions		—	—	75	200
Realized loss on repurchase of convertible debt		—	(1,330)	—	(9,244)
Legal settlement and contract termination fees		(73)	(1,024)	8	(1,452)
Other		1,480	2,486	1,499	2,461
Total other gains		(7,990)	3,291	(4,443)	15,446
(1) As at December 31, 2024, the fair value of the contingent consideration arising from the acquisition of Bevo during fiscal 2023 had a fair value of $9.8 million.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 14    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
			$	$
Accounts receivable	2,038	(3,636)	9,830	(2,801)
Biological assets	(21,160)	(14,834)	(42,088)	(31,560)
Inventory	12,110	9,815	26,856	39,846
Prepaid and other current assets	706	(654)	(1,197)	(217)
Accounts payable and accrued liabilities	21,348	14,576	1,548	(12,503)
Income taxes payable	(440)	—	417	—
Deferred revenue	1,122	2,250	1,454	1,917
Provisions	81	49	79	112
Changes in non-cash working capital	15,805	7,566	(3,101)	(5,206)

Additional supplementary cash flow information is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2024	2023	2024	2023
			$	$
Property, plant and equipment in accounts payable	710	1,456	28	(383)
Right-of-use asset additions	—	—	6,106	—
Amortization of prepaids	3,969	2,302	10,153	11,055
Interest paid	1,312	1,099	3,013	8,021
Interest received	(1,562)	(1,043)	(5,830)	(2,567)
Income taxes paid	—	—	928	—
Included in restricted cash as of December 31, 2024 is $3.4 million (March 31, 2024 – $3.4 million) attributed to collateral held for letters of credit and corporate credit cards, $0.4 million (March 31, 2024 – $0.8 million) related to the MedReleaf Australia acquisition, $23.9 million (March 31, 2024 – $22.7 million) for self-insurance, $0.1 million (March 31, 2024 – $0.1 million) attributed to international subsidiaries, and $43.6 million (March 31, 2024 – $38.8 million) of funds reserved for the segregated cell program for insurance coverage.

Note 15    Commitments and Contingencies

(a)Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described below, unless otherwise noted. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. The parties have received preliminary approval of a U.S.$8.0 million settlement in October 2024, which will be covered by insurance. Final Court approval of the settlement was obtained on January 28, 2025. The Company has recorded the approved settlement of U.S.$8.0 million in accounts payable and accrued liabilities and an insurance receivable in accounts receivable on the condensed consolidated interim statements of financial position for the same.

On June 16, 2020, the Company and its subsidiary, ACE, were named in a purported class action proceeding in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involved a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others. The plaintiffs have filed a Discontinuance of Claim for this matter, as such, this claim is no longer active.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On June 15, 2020, a claim was filed in the Court of King's Bench of Alberta against Aurora and a former officer alleging breach of obligations under a term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim.

On August 10, 2020, a purported class action lawsuit was filed in the Court of the King's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and allegedly suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. Plaintiff and Defendant have each prepared factums for a leave application. Prior to the hearing, Defendants filed a request for adjournment and leave to amend their pleadings. The amended Statement of Claim was filed on March 8, 2024. The Company has filed a motion to strike the amendment. The Company’s motion to strike was heard the week of November 18, 2024. The Company disputes the allegations and intends to vigorously defend against the claims.

On January 4, 2021, a civil claim was filed with the King’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defence on March 24, 2021. Plaintiffs brought an Application seeking summary judgment as against the Company and the Company has filed Affidavit evidence in response. Cross-examinations for the Company’s affiants and for Plaintiff’s affiant have been completed. While this matter is ongoing, the Company intends to continue to defend against the claims.

On November 15, 2022, the Company, its subsidiary ACE, and MedReleaf Corp. (which amalgamated with ACE in July 2020) were named in a purported class action proceeding in the Ontario Superior Court of Justice. The purported class action claims that the Company failed to warn of certain risks purported to be associated with the consumption of cannabis. While this matter is ongoing, the Company intends to continue to defend against the claims.

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, or would have a material effect on the consolidated financial statements, other than the claims described above.

In respect of the aforementioned claims, as at December 31, 2024 the Company has recognized total provisions of nil (March 31, 2024 – $2.3 million) in provisions on the condensed consolidated interim statements of financial position.
(b)Commitments

The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring up to June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option.

In addition to lease liability commitments disclosed in Note 19(b) and loans and borrowing repayments in Note 8, the Company has $4.6 million in future capital commitments and purchase commitments payments, which are due over the next 12 months.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 16    Revenue

The Company generates revenue from the transfer of goods at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $0.1 million and $0.1 million for the three and nine months ended December 31, 2024 (three and nine months ended December 31, 2023 – $0.3 million and $0.9 million, respectively). The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of December 31, 2024, the net return liability for the estimated variable consideration was $0.4 million (March 31, 2024 – $1.2 million) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three months ended December 31, 2024	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	27,295	9,912	1,240	38,447	5,603	44,050
Australia	14,554	—	—	14,554	—	14,554
Europe	26,300	—	—	26,300	—	26,300
U.S.	—	—	—	—	3,294	3,294
Total net revenue	68,149	9,912	1,240	79,301	8,897	88,198

Three months ended December 31, 2023	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	25,797	11,623	429	37,849	3,162	41,011
Australia	9,120	—	—	9,120	—	9,120
Europe	10,121	—	—	10,121	—	10,121
U.S.	—	—	—	—	4,123	4,123
Total net revenue	45,038	11,623	429	57,090	7,285	64,375

Nine months ended December 31, 2024	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	80,681	31,867	3,610	116,158	11,261	127,419
Australia	38,985	—	—	38,985	—	38,985
Europe	57,000	—	—	57,000	—	57,000
U.S.	—	—	—	—	29,351	29,351
Total net revenue	176,666	31,867	3,610	212,143	40,612	252,755

Nine months ended December 31, 2023	Medical	Consumer	Wholesale bulk cannabis	Total cannabis	Plant propagation	Total
	$	$	$	$	$	$
Canada	76,619	36,725	1,289	114,633	7,671	122,304
Australia	23,035	—	—	23,035	—	23,035
Europe	30,215	—	—	30,215	—	30,215
U.S.	—	—	—	—	26,672	26,672
Total net revenue	129,869	36,725	1,289	167,883	34,343	202,226

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 17    Segmented Information

Operating Segments	Cannabis	Plant propagation	Corporate (1)	Total
	$	$	$	$
Three months ended December 31, 2024
Net revenue	79,301	8,897	—	88,198
Gross profit (loss) before fair value adjustments	46,211	2,028	(859)	47,380
Selling, general, and administrative expense	32,087	1,300	3,133	36,520
Net income (loss) before taxes from continuing operations	43,264	291	(11,486)	32,069

Three months ended December 31, 2023
Net revenue	57,090	7,285	—	64,375
Gross profit (loss) before fair value adjustments	20,619	(36)	—	20,583
Selling, general, and administrative expense	31,171	803	2,156	34,130
Net loss before taxes from continuing operations	(9,632)	(1,023)	(6,470)	(17,125)

Operating Segments	Cannabis	Plant propagation	Corporate (1)	Total

Nine months ended December 31, 2024
Net revenue	212,143	40,612	—	252,755
Gross profit (loss) before fair value adjustments	112,584	6,489	(2,375)	116,698
Selling, general, and administrative expense	95,600	2,925	10,300	108,825
Net income (loss) before taxes from continuing operations	64,479	(3,162)	(20,944)	40,373

Nine months ended December 31, 2023
Net revenue	167,883	34,343	—	202,226
Gross profit before fair value adjustments	52,594	1,172	—	53,766
Selling, general, and administrative expense	92,644	1,954	8,689	103,287
Net income (loss) before taxes from continuing operations	(3,031)	(2,221)	(31,407)	(36,659)
(1)Net income (loss) under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share-based compensation and financing expenditures relating to debt issuances are also included under Corporate.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Geographical Segments	Canada	EU	Australia	Other	Total
	$	$	$	$	$
Non-current assets other than financial instruments
December 31, 2024	298,809	28,652	39,267	—	366,728
March 31, 2024	308,816	29,368	38,197	14,001	390,382

Three months ended December 31, 2024
Net revenue	47,346	26,294	14,558	—	88,198
Gross profit before fair value adjustments	16,943	18,871	11,566	—	47,380

Three months ended December 31, 2023
Net revenue	54,271	10,104	—	—	64,375
Gross profit before fair value adjustments	14,501	6,095	—	(13)	20,583

Nine months ended December 31, 2024
Net revenue	156,673	56,994	39,088	—	252,755
Gross profit before fair value adjustments	47,323	41,055	28,320	—	116,698

Nine months ended December 31, 2023
Net revenue	171,962	30,188	—	76	202,226
Gross profit (loss) before fair value adjustments	37,020	17,854	—	(1,108)	53,766

In the Canadian Cannabis segment, included in net revenue for the three months ended December 31, 2024 no customer (three months ended December 31, 2023 - $7.2 million from one customer) contributing 10 per cent or more to the Company’s net revenue.

During the nine months ended December 31, 2024 and December 31, 2023, no customer contributed 10 per cent or more to the Canadian Cannabis segment’s net revenue.

In the Plant Propagation segment, included in net revenue for the three months ended December 31, 2024 no customer (three months ended December 31, 2023 - no customer), contributing 10 per cent or more to the Company’s net revenue.

During the nine months ended December 31, 2024 and December 31, 2023, no customer contributed 10 per cent or more to the Plant Propagation segment’s net revenue.

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 18    Fair Value of Financial Instruments
The carrying values of the financial instruments at December 31, 2024 are summarized in the following table:

	Amortized cost	FVTPL	Total
	$	$	$
Financial Assets
Cash and cash equivalents	108,711	—	108,711
Restricted cash	71,467	—	71,467
Accounts receivable, excluding sales taxes and lease receivable	48,041	—	48,041
Lease receivable	7,235	—	7,235
Financial Liabilities
Accounts payable and accrued liabilities	69,957	—	69,957
Contingent consideration payable	—	9,758	9,758
Lease liabilities	43,076	—	43,076
Derivative liabilities	—	4,394	4,394
Loans and borrowings	57,905	—	57,905
Financial assets and financial liabilities measured at amortized cost reflect their approximate fair values.
The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Notes	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at December 31, 2024
Contingent consideration payable	13	9,758	—	—	9,758
Other long term liability		497	—	56,809	57,306
Derivative liabilities	10(c), 11(e)	2,497	1,897	—	4,394

As at March 31, 2024
Marketable securities	—	4,036	—	—	4,036
Derivative asset		—	760	—	760
Other long term liability		591	—	45,519	46,110
Derivative liabilities	10(c), 11(e)	1,698	611	—	2,309

Other long term liability includes the put option arising from the acquisition of Bevo. The put option is valued using a Monte Carlo simulation. The determination relies on forecasted information, of which the significant assumptions used within the model are revenue, cost of sales and operating expenses. As at December 31, 2024, the present value of the amount payable on exercise of the put option was $56.8 million which is recorded in other long term liability in the condensed consolidated interim statements of financial position. The change during the nine months ended December 31, 2024 of $11.3 million is recorded in deficit in the condensed consolidated interim statements of changes in equity.
Note 19    Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and lease receivable. The risk exposure is limited to their carrying amounts reflected on the condensed consolidated interim statements of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $43.6 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”).

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally minimal for receivables from government bodies, which generally have low default risk. Credit risk for non-government customers is assessed on a case-by-case basis and a provision is recorded where required. As of December 31, 2024, $26.9 million of accounts receivable, net of allowances, are from non-government wholesale customers (March 31, 2024 – $22.8 million).

As at December 31, 2024, one customer made up 10% or more of trade accounts receivable (March 31, 2024 – two customers).

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As at December 31, 2024, the provision for estimated credit losses is $1.3 million (March 31, 2024 – $1.3 million). During the three and nine months ended December 31, 2024, the Company wrote off $0.1 million and $0.1 million, respectively (three and nine months ended December 31, 2023 – nil and $3.2 million, respectively) and recognized an expense for the three and nine months ended of $0.1 million and $0.1 million, respectively (three and nine months ended December 31, 2023 – expense of $0.2 million and $0.6 million, respectively) recorded in the condensed consolidated interim statements of income (loss) and comprehensive income (loss).

The Company’s aging of trade receivables, net was as follows:

	December 31, 2024	March 31, 2024
	$	$
0 – 60 days	27,138	33,239
61+ days	6,490	7,303
	33,628	40,542

(b)     Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	December 31, 2024	March 31, 2024
	$	$
Trade payables	29,520	20,325
Accrued liabilities	22,602	20,097
Payroll liabilities	16,116	15,496
Excise and sales tax payable	1,675	2,500
Other payables	44	145
	69,957	58,563

In addition to the commitments outlined in Note 15, the Company has the following undiscounted contractual obligations as at December 31, 2024, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	69,957	69,957	—	—	—
Lease liabilities (1)	87,065	9,053	21,159	9,550	47,303
Loans and borrowings	57,981	52,951	5,030	—	—
Capital commitments(2)	4,642	4,642	—	—	—
	219,645	136,603	26,189	9,550	47,303
(1)Includes interest payable until maturity date.
(2)Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, short and long-term loans and borrowings and lease payments. Our medium-term liquidity needs primarily relate to lease payments and our long-term liquidity needs primarily relate to potential strategic plans.

As of December 31, 2024, the Company has access to the following capital resources available to fund operations and obligations:

•$108.7 million cash and cash equivalents; and
•access to a cross-boarder shelf prospectus filed on April 17, 2023 which is due to expire on May 27, 2025. Concurrent with the filing of these condensed consolidated interim financial statements, the Company has filed a preliminary base shelf prospectus (“2025 Shelf Prospectus”) which, together with a corresponding registration statement to be filed with the United States Securities and Exchange Commission, when made final or effective, will replace the Companies existing base shelf prospectus that is due to expire and will qualify the issuance of U.S.$250 million of common shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that it remains effective (Note 20). Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under any prospectus.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2025 Shelf Prospectus, when available, are adequate to fund operating activities and cash commitments for investing, financing and strategic

AURORA CANNABIS INC.
Notes to the Condensed Consolidated Interim Financial Statements
Three and nine months December 31, 2024 and 2023
(Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

activities for the foreseeable future. In addition, the Company could access restricted cash of $67.5 million relating to its self-insurance policy, if necessary.

Note 20    Subsequent Events

On January 14, 2025, the Company’s 50.1% owned subsidiary, Bevo Agtech Inc (“Bevo”), refinanced its credit facilities with its lender. As a result, the maturity date of the Term Facility 1, Term Facility 2 and the revolver has been amended to October 20, 2028. The total amount drawn under the Term Facility 1 and Term Facility 2 facilities at the time of amendment of $43.5 million was combined to form the new Term Facility 1 and $6.0 million is available to be drawn under the new Term Facility 2. The total borrowings available under the revolver remains at $18.0 million. Interest is based on the Canadian prime rate plus an applicable margin determined on a quarterly basis. The total quarterly repayment consists of principal of $0.5 million plus interest. The lender has made available additional hedging and MasterCard facilities with a maximum credit limit of $0.3 million. The terms of the refinancing are subject to customary financial and non-financial covenants.

Concurrent with the filing of these condensed consolidated interim financial statements, the Company has filed a preliminary base shelf prospectus which, together with a corresponding registration statement to be filed with the United States Securities and Exchange Commission, when made final or effective, will replace the Company’s existing base shelf prospectus that is due to expire on May 27, 2025 and will qualify the issuance of U.S.$250 million of common shares, warrants, options, subscription receipts, debt securities and/or units during the 25-month period that it remains effective.